                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 - - - - - - - -

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 - - - - - - - -

                                  GOLDCORP INC.
             (Exact name of registrant as specified in its charter)

Province of Ontario                           1-12970                        98770100
(State or other jurisdiction of               (Commission File               (I.R.S. Employer
Incorporation)                                Number)                        Identification No.)

Suite 2700, 145 King Street West                                                  M5H 1J8
Toronto, Ontario, Canada                                                          (Postal Code)
(Address of principal executive offices)

                                 (416) 865-0326
              (Registrant's telephone number, including area code)

If this form relates to the registration        If this form relates to the registration
of a class of securities pursuant to            of a class of securities pursuant to
Section 12(b) of the Exchange Act and           Section 12(g) of the Exchange Act and
is effective pursuant to General                is effective pursuant to General
Instruction A.(c), please check the             Instruction A.(d), please check the
following box. [X]                              following box. | |

Securities Act registration statement file no. to which this form
relates:      N/A
        ---------------
        (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                          Name of Each Exchange on Which
to be Registered                             Each Class is to be so Registered
-------------------                          ---------------------------------

Common Share Purchase Rights                    New York Stock Exchange
                                                Toronto Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  Description of Registrant's Securities to be Registered.

     The following is a summary of certain material terms of an Amended and Restated Shareholder Rights Plan Agreement, dated as of November 1, 2000, between the Corporation and Montreal Trust Company of Canada, as Rights Agent (the "Plan"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Plan, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Plan.

     On October 30, 2000, the shareholders of CSA Management Inc. and Goldcorp Inc. approved the terms of a plan of arrangement in respect of the aforesaid corporations pursuant to which such corporations will agree to amalgamate and adopt, in respect of the amalgamated corporation, Goldcorp Inc. (the "Corporation"), an Amended and Restated Shareholder Rights Plan Agreement, and will enter into the Plan. Pursuant to the Plan, it is proposed that the Board of Directors of the Corporation will authorize the issuance of, and the Corporation will issue, one right (a "Right") in respect of each share of the Corporation's Shares outstanding at 5:00 p.m. (Toronto Time) on September 25, 2000 (the "Record Time"), and one Right in respect of each of the Corporation's Shares issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Plan also makes provision for the issuance of Rights with respect to any convertible securities issued by the Corporation.

     For the purposes of this discussion, the "Separation Time" is the close of business on the eighth Trading Day following the earlier of: (i) the date of the first public announcement (which includes, without limitation, the filing of a report pursuant to the Securities Act (Ontario)) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person; and (ii) the date upon which any Person commences or announces an intention to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid) or such later date as may be determined by the Corporation's Board of Directors: provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to in the aforesaid (ii) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, never to have been made. A "Trading Day" means generally a day upon which the principal Canadian securities exchange upon which the relevant securities referred to are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day.

     An "Acquiring Person" is a person who Beneficially Owns 20% or more of the Corporation's outstanding Shares. An Acquiring Person does not, however, include the Corporation or any Subsidiary of the Corporation, or any person who becomes the Beneficial Owner of 20% or more of the Corporation's Shares as a result of certain circumstances. These include: (i) specified acquisitions by the Corporation or a Subsidiary of the Corporation which reduce the number of Shares outstanding; (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid, as described below; (iii) certain Exempt Acquisitions as defined in the Plan in respect of which of which the Board of Directors has waived the Flip-in Event; (iv) certain pro-rata acquisitions; and (v) acquisitions by an underwriter or member of a banking or selling group in connection with the distribution of the Corporation's securities under a prospectus or by way of private placement.

     Beneficial Ownership is defined in the Plan. The definition excludes securities which would otherwise be deemed to be Beneficially Owned by an Offeror but which have been deposited or tendered into the Offeror's Take-over Bid pursuant to a Permitted Lock-up Agreement. Permitted Lock-up Agreements are defined in the Plan but generally include arrangements where the Shares tendered or deposited may be withdrawn and tendered into another Take-over Bid or in support of another transaction that meets certain specified parameters, including, without limitation, restrictions on the imposition of substantial fees, penalties or expenses on the person or entity withdrawing the tender or deposit.

     Prior to the Separation Time, the Rights will attach to all certificates representing Shares then outstanding, and no separate certificates representing Rights will be distributed. Until the Separation Time, the Rights will be transferable only together with, and will be transferred by a transfer of, the associated common share certificates. The Rights will separate and trade separately from the Corporation's Shares after the Separation Time. Following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be delivered to holders of record of the Rights as of the Separation Time and each separate Rights Certificate alone will evidence any such Rights.

     The initial exercise price established under the Plan is Cdn$50.00 per Right. After the Separation Time and prior to the occurrence of a Flip-in Event, each Right will entitle the registered holder to purchase from the Corporation one common share at the exercise price of Cdn$50.00 per common share, subject to certain anti-dilution adjustments and other rights as set out in Plan. The terms of the Rights adjust significantly upon the occurrence of a "Flip-in Event", as described below.

     A "Flip-in Event" occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, the Corporation must take such action as shall be necessary to ensure that each Right (except for Rights Beneficially Owned by an Acquiring Person or a Transferee of an Acquiring Person) shall thereafter constitute, effective on and after the later of its date of issue and the close of business on the eighth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms of the Plan, that number of Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (subject to certain anti-dilution adjustments and other rights as set out in the Plan). By way of example, if at the time of such announcement the exercise price is Cdn$50.00 per Right and the Shares have a market price of Cdn$20.00 per share, the holder of each share would be entitled to purchase that number of Shares that would have an aggregate market price of Cdn$100.00 (i.e. five Shares in this example) for a price of Cdn$10.00 per share or Cdn$50.00 in aggregate (that is, at a 50% discount).

     The Plan provides that Rights that are Beneficially Owned by: (i) an Acquiring Person, or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any affiliate or associate of such Acquiring Person, or any affiliate or associate of such Person so acting jointly or in concert; or (ii) a transferee or other successor in title directly or indirectly, (a "Transferee") of Rights from any of the foregoing, shall in certain circumstances become null and void without any further action and any holder of such Rights (including Transferee) shall not have any entitlement whatsoever to exercise such Rights or any other rights whatsoever with respect to such Rights under any provision of the Plan or otherwise.

     A "Permitted Bid" is a Take-over Bid where the bid is made by way of a Take-over Bid circular under applicable law and (i) the bid is made to all holders of the Corporation's Shares as registered on the books of the Corporation, other than the offeror; (ii) the bid is open for acceptance for at least 45 days; (iii) no Shares may be accepted for at least 45 days and no Shares may be accepted unless at the close of business on the date upon which such Shares are accepted more than 50% of the Shares held by Independent Shareholders have been deposited or tendered and not withdrawn; (iv) the bid provides that, both deposit and withdrawal rights extend throughout the bid period; and (v) the bid provides that, if the conditions of clause (iii) above are satisfied, that fact will be publicly announced and the bid will remain open for deposits and tenders of Shares for at least 10 business days following such announcement.

     A "Competing Permitted Bid" is a Take-over Bid made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid and that satisfies all the criteria of a Permitted Bid except with respect to timing. Since the Competing Permitted Bid is made after a Permitted Bid has been made, the take-up and payment for securities tendered or deposited is subject to an irrevocable and unqualified condition that no Shares be taken up or paid for pursuant to such Take-over Bid prior to the close of business on the date that is no earlier than the later of (a) 45 days after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and (b) 21 days after the date of the Take-over Bid constituting the Competing Permitted Bid.

     Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the Corporation's Board of Directors and such bids may be made directly to shareholders. Acquisitions of the Corporation's Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

     The Corporation's Board of Directors may, with the prior consent of the holders of Shares prior to the Separation Time or of the holders of Rights after the Separation Time, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the Rights at a redemption price of Cdn$0.001 per Right (the "Redemption Price"). Rights will be deemed to be redeemed automatically at the Redemption Price if a person acquires the Corporation's Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and each Right will, after redemption, be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

     Under the Plan, the Board of Directors has discretion, with the prior consent of the holders of the Shares, to waive application of the Plan to a Take-over Bid prior to the occurrence of a Flip-in Event. In circumstances where the Board of Directors exercises its discretion to waive application of the Plan in respect of a Take-over Bid made by means of a take-over circular sent to all record holders of Shares and, prior to the expiry of the bid in respect of which the waiver has been granted, another Take-over Bid made by means of a take-over circular sent to all record holders of Shares is made, the Board of Directors shall be deemed to have waived the application of the Plan to such other Take-over Bid.

     In addition, without the consent of the holders of Shares or Rights (as applicable) being required, the Board of Directors may waive the Flip-in Event provisions of the Plan in respect of any Flip-in Event provided that the Board of Directors has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to a level such that it is no longer be an Acquiring Person.

     The Corporation may supplement or amend the Plan, without the prior approval of the holders of Shares or Rights (as applicable) to correct any clerical or typographical error or which are required to maintain the validity of the Plan as a result of any change in applicable laws, rules or regulatory requirements. Amendments made to maintain the validity of the Plan are thereafter required to be submitted to the holders of Shares, if made prior to the Separation Time, or to the holders of Rights, if made after the Separation Time, for confirmation or rejection. In addition, with the prior consent of the holders of Shares or Rights (as applicable), the Corporation may amend, vary or rescind any of the provisions of the Plan and the Rights, whether or not such action would materially and adversely affect the interests of the Rights and whether or not made prior to or after the Separation Time.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation except pursuant to an offer that would not trigger the Rights. The Plan is intended to give the Board of Directors adequate time to assess any unsolicited Take-over Bid for the Corporation's Common Shares and, if considered appropriate, to pursue alternatives for the purpose of maximizing value for the Corporation's shareholders.

Item 2.  Exhibits.

     1. Amended and Restated Shareholder Rights Plan Agreement, dated as of November 1, 2000, between Goldcorp Inc. and Montreal Trust Company of Canada, as Rights Agent.

                                   SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             GOLDCORP INC.



                             By:        /s/  Victoria K. Russell
                                        ------------------------
                                        Name:  Victoria K. Russell
                                        Title:  Vice President, Legal Services


Date:  November 1, 2000

                                INDEX TO EXHIBITS

Exhibit 1 Amended and Restated Shareholder Rights Plan Agreement, dated as of November 1, 2000, between Goldcorp Inc. and Montreal Trust Company of Canada, as Rights Agent.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             GOLDCORP INC.



                             By:        /s/
                                        ---------------------------------
                                        Name:  Victoria K. Russell
                                        Title:  Vice President, Legal Services


Date:  November 1, 2000